SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.     )*

Titan International, Inc.

(Name of Issuer)

Common Stock, No Par Value Per Share

(Title of Class of Securities)

88830M102

(CUSIP Number)

Doron Lipshitz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88830M102	13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,313,283 (See Items 5 and 6)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,313,283 (See Items 5 and 6)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,195,983 (See Items 5 and 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (See Items 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.	88830M102	13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,313,283 (See Items 5 and 6)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,313,283 (See Items 5 and 6)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,195,983 (See Items 5 and 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (See Items 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	88830M102	13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,600,000 (See Items 5 and 6)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,600,000 (See Items 5 and 6)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,840,000 (See Items 5 and 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (See Items 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	88830M102	13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,600,000 (See Items 5 and 6)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,600,000 (See Items 5 and 6)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,840,000 (See Items 5 and 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (See Items 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	88830M102	13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,600,000 (See Items 5 and 6)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,600,000 (See Items 5 and 6)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,840,000 (See Items 5 and 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (See Items 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

Page 7 of 15 Pages

Page 8 of 15 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to shares of common stock, no par value per share (the “Common Stock”), of Titan International, Inc. (the “Issuer”).

The address of the principal executive offices of the Issuer is:

2701 Spruce Street,

Quincy, IL 62301

Item 2.	Identity and Background.

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	MHR Institutional Partners III LP (“Institutional Partners III”);

2.	MHR Institutional Advisors III LLC (“Institutional Advisors III”);

3.	MHR Fund Management LLC (“Fund Management”);

4.	MHR Holdings LLC (“MHR Holdings”); and

5.	Mark H. Rachesky, M.D. (“Dr. Rachesky”).

This Statement relates to securities held for the accounts of each of MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies (“Master Account”), MHR Capital Partners (100) LP (“Capital Partners (100)”) and Institutional Partners III, each (other than Master Account) a Delaware limited partnership. MHR Advisors LLC (“Advisors”), a Delaware limited liability company, is the general partner of each of Master Account and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100). Institutional Advisors III, a Delaware limited liability company, is the general partner of Institutional Partners III and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the account of Institutional Partners III. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100) and Institutional Partners III and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported herein and, accordingly, Fund Management may be deemed to beneficially own the shares of Common Stock reported herein which are held for the accounts of each of Master Account, Capital Partners (100) and Institutional Partners III. MHR Holdings, a Delaware limited liability company, is the managing member of Fund Management and, in such capacity, may be deemed to beneficially own any shares of Common Stock that are deemed to be beneficially owned by Fund Management. MHRC LLC (“MHRC”), a Delaware limited liability company, is the managing member of Advisors and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100). Dr. Rachesky, a United States citizen, is the managing member of MHRC, Institutional Advisors III and MHR Holdings and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account, Capital Partners (100) and Institutional Partners III.

The Reporting Persons:

The principal business of Institutional Partners III is investment in securities. The principal business of Institutional Advisors III is to provide management and advisory services to Institutional Partners III. The principal business of Fund Management is to provide management and advisory services to each of Master Account, Capital Partners (100) and Institutional Partners III and to other affiliated entities. The principal business of MHR Holdings is to act as the managing member of Fund Management. The principal occupation of Dr. Rachesky is investment management. Dr. Rachesky serves as the principal control person (directly or indirectly) of all the Reporting Persons and serves in similar capacity to various other related entities.

Each Reporting Person’s principal business and principal office address is 40 West 57th Street, 24th Floor, New York, New York 10019.

During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Page 9 of 15 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Master Account, Capital Partners (100) and Institutional Partners III (the “MHR Funds”) may be deemed to be the beneficial owners of, in the aggregate, 5,840,000 shares of Common Stock, of which 3,240,000 shares of Common Stock would be acquired should the MHR Funds fully exercise the modified American-style call options acquired by the MHR Funds from Société Générale (“SG”) on January 9, 2014 (see Item 6 herein). The aggregate consideration paid in respect of the shares of Common Stock and the Call Options (as defined in Item 6) was approximately $67.76 million (including premiums for the Call Options) and the additional amount of consideration to be paid if the MHR Funds fully exercise the Call Options will be approximately $26.32 million. The source of funding for these shares was the capital of each of the MHR Funds, respectively.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock reported herein because of their view that the shares are undervalued. The Reporting Persons intend to seek to engage in discussions with management and others concerning the business and operations of the Issuer.

Depending upon a variety of factors, including, without limitation, the price levels of shares of Common Stock, the financial condition, results of operations and prospects of the Issuer, conditions in the Issuer’s industry and securities markets, general economic, industry, regulatory and other conditions, general investment and trading policies of the Reporting Persons, other investment opportunities available to the Reporting Persons, and other factors that they may deem relevant to their investment decision, the Reporting Persons may from time to time acquire, or cause to be acquired, beneficial ownership of additional securities of the Issuer or dispose, or cause to be disposed, beneficial ownership of such securities, in open market transactions, privately negotiated transactions, derivative transactions or otherwise. In addition, the Reporting Persons presently intend to physically settle the Call Options upon the expiration or early termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, subject to factors described in the previous sentence.

The Reporting Persons reserve the right, from time to time, to formulate plans or proposals that relate to or could result in the occurrence of any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The information set forth in this Item 4 is subject to change at any time. There can be no assurance that any of the Reporting Persons will take any of the actions described in this Item 4.

The information set forth in Item 6 below and Exhibits 2 through 4 to the Statement are incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer.

The percentages set forth below are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013, which disclosed that there were 53,550,422 shares of Common Stock outstanding as of October 21, 2013.

(a) (i) Master Account may be deemed to be the beneficial owner of 572,738 shares of Common Stock held for its own account (approximately 1.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 254,938 shares of Common Stock held directly and (B) 317,800 shares of Common Stock subject to the Master Account Call Option (as defined in Item 6).

(ii) Capital Partners (100) may be deemed to be the beneficial owner of 71,279 shares of Common Stock held for its own account (approximately 0.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 31,779 shares of Common Stock held directly and (B) 39,500 shares of Common Stock subject to the Capital Partners (100) Call Option (as defined in Item 6).

(iii) Advisors may be deemed to be the beneficial owner of 644,017 shares of Common Stock (approximately 1.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 572,738 shares of Common Stock held for the account of Master Account and (B) 71,279 shares of Common Stock held for the account of Capital Partners (100).

(iv) Institutional Partners III may be deemed to be the beneficial owner of 5,195,983 shares of Common Stock held for its own account (approximately 9.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3 (d)(1)(i) under the Act). This number consists of (A) 2,313,283 shares of Common Stock held directly and (B) 2,882,700 shares of Common Stock subject to the Institutional Partners III Call Option (as defined in Item 6).

(v) Institutional Advisors III may be deemed to be the beneficial owner of 5,195,983 shares of Common Stock (approximately 9.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 5,195,983 shares of Common Stock held for the account of Institutional Partners III.

(vi) MHRC may be deemed the beneficial owner of 644,017 shares of Common Stock (approximately 1.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in Item 5(a)(iii) by virtue of MHRC’s position as the managing member of Advisors.

Page 10 of 15 Pages

(vii) Fund Management may be deemed to be the beneficial owner of 5,840,000 shares of Common Stock (approximately 10.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100) and Institutional Partners III.

(viii) MHR Holdings may be deemed to be the beneficial owner of 5,840,000 shares of Common Stock (approximately 10.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

(ix) Dr. Rachesky may be deemed to be the beneficial owner of 5,840,000 shares of Common Stock (approximately 10.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, Institutional Advisors III and MHR Holdings.

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 254,938 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 254,938 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 31,779 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 31,779 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 286,717 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 286,717 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 2,313,283 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 2,313,283 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.

(v) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 2,313,283 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 2,313,283 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(vi) MHRC may be deemed to have (x) the sole power to direct the disposition of the 286,717 shares of Common Stock which may be deemed to be beneficially owned by MHRC as described above, and (y) the sole power to direct the voting of 286,717 shares of Common Stock which may be deemed to be beneficially owned by MHRC as described above.

(vii) Fund Management may be deemed to have (x) the sole power to direct the disposition of 2,600,000 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 2,600,000 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.

(viii) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of the 2,600,000 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 2,600,000 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above.

(ix) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 2,600,000 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 2,600,000 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) See Item 6.

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Master Account in accordance with their partnership interests in Master Account.

Page 11 of 15 Pages

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

On January 9, 2014, Master Account acquired, for an aggregate premium amount of $2,762,031, a call option to purchase from SG up to 317,800 shares of Common Stock at a strike price of $8.1225 per share (the “Master Account Call Option”). On January 9, 2014, Capital Partners (100) acquired, for an aggregate premium amount of $343,298, a call option to purchase from SG up to 39,500 shares of Common Stock at a strike price of $8.1225 per share (the “Capital Partners (100) Call Option”). On January 9, 2014, Institutional Partners III acquired, for an aggregate premium amount of $25,053,833, a call option to purchase from SG up to 2,882,700 shares of Common Stock at a strike price of $8.1225 per share (the “Institutional Partners III Call Option” and, together with the Master Account Call Option and Capital Partners (100) Call Option, the “Call Options”).

All or a portion of the Call Options may be exercised by each of the MHR Funds from time to time until July 19, 2014 and may be settled, at the election of each of the MHR Funds, in cash or by delivery of shares of Common Stock. The MHR Funds may not elect to settle any of the Call Options in cash until July 9, 2014 and may not elect to physically settle any of the Call Options until all required filings and any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 have been made or have expired, as applicable. Upon the full exercise and physical settlement of their respective Call Options, each MHR Fund will have sole power to vote, or direct the voting of, and sole power to dispose, or direct the disposition of, the shares of Common Stock underlying their respective Call Options.

The agreement among the Reporting Persons to file this Statement and any amendments thereto jointly in accordance with Rule 13d-1(k) under the Act (the “Joint Filing Agreement”) is attached hereto as Exhibit 1 and incorporated herein by reference. A copy of the confirmations for the Call Options is attached hereto as Exhibits 2 through 4, respectively, and incorporated herein by reference. The summary description of the Joint Filing Agreement and Call Options contained in this Statement is qualified in its entirety by reference to the full text of the Joint Filing Agreement and Call Options, respectively.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person, including any other securityholder of the Issuer, with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated as of January 21, 2014, by and among Institutional Partners III, Institutional Advisors III, Fund Management, MHR Holdings, and Dr. Rachesky.

2	Call Option Confirmation between Master Account and SG.

3	Call Option Confirmation between Capital Partners (100) and SG.

4	Call Option Confirmation between Institutional Partners III and SG.

Page 12 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 21, 2014	MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC,
its General Partner

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR HOLDINGS LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MARK H. RACHESKY, M.D.

	By:	/s/ Janet Yeung, Attorney in Fact

Page 13 of 15 Pages

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated as of January 21, 2014, by and among Institutional Partners III, Institutional Advisors III, Fund Management, MHR Holdings, and Dr. Rachesky.

2	Call Option Confirmation between Master Account and SG.

3	Call Option Confirmation between Capital Partners (100) and SG.

4	Call Option Confirmation between Institutional Partners III and SG.